

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2018

Mark S. Chalmers
Chief Executive Officer
Energy Fuels Inc.
225 Union Blvd., Suite 600
Lakewood, CO 80228

      Re: Energy Fuels Inc.
          Registration Statement on Form S-3
          Filed August 17, 2018
          File No. 333-226878

Dear Mr. Chalmers:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jonathan Burr at 202-551-5833 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Beverages, Apparel and Mining

cc: Richard Raymer